Filed Pursuant to Rule 424(b)(5)

Registration No. 333-276305

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 26, 2024)

Up to 21,052,632 Initial Debenture Shares

Up to 1,804,511 Special Conversion Shares

(and up to 40,000,000 Interest Shares issuable upon the payment of interest in respect thereof)

Offered by the Selling Shareholders

This prospectus supplement amends and supplements the information in the prospectus, dated February 26, 2024 (the “Prior Prospectus”), filed as part of the registration statement on Form F-3 (File No. 333-276305) (as amended, the “Registration Statement”), relating to the resale of (i) up to 21,052,632 common shares (the “Initial Debenture Shares”), no par value, of Gold Royalty Corp. (the “Company”), initially issuable upon the conversion of those certain 10.0% 2023 Unsecured Convertible Debentures (the “Debentures”) that each of Queen’s Road Capital Investment Ltd. (“QRC”) and Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pty Limited (collectively, “Taurus” and, together with QRC, the “Subscribers”) subscribed to, at an initial conversion price of $1.90 per share (the “Conversion Price”), (ii) up to 1,804,511 additional common shares (the “Special Conversion Shares”) issuable upon the Subscribers’ exercise of their conversion right at a special conversion price of $1.75 per share, subject to the conditions described in that certain trust indenture between the Company and Odyssey Trust Company, as trustee (the “Trustee”), dated as of December 15, 2023 (the “Indenture”), which governs the Debentures (the “Special Conversion Price”), and (iii) up to 40,000,000 additional common shares (the “Interest Shares”, and together with the Initial Debenture Shares and Special Conversion Shares, the “Debenture Shares”), which is a reasonable good-faith estimate of the maximum number of common shares that the Company believes are issuable as a payment of interest on the Debentures, at a price (the “Interest Price”) equal to the twenty (20) consecutive trading days ending three (3) trading days preceding each date on which an installment of interest owing on the outstanding principal amount of a Debenture is due and payable (the “Interest Payment Date”), and such Interest Shares shall be Freely Tradeable (as defined in the Indenture), in each case, that may be sold from time to time by the selling shareholders named in the Prior Prospectus or their pledgees, donees, transferees, assignees or other successors-in-interest (collectively, the “Selling Shareholders”).

This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

We are filing this prospectus supplement to amend the Prior Prospectus to amend the material terms of the Indenture and Debentures. Under the original Debentures, the Company had the pre-existing right to cause the early redemption of the Debentures in December 2026. On November 25, 2025, the Company entered into that certain First Supplemental Debenture Indenture with the Trustee (the “Supplemental Indenture”) to, among other things, make the Debentures immediately redeemable at the option of the Company at a redemption price equal to the principal amount thereof plus an amount equal to interest that would have otherwise been payable to December 15, 2026 (the “Interest Amount”), payable from the last Interest Payment Date. Pursuant to the Supplemental Indenture, if the Company exercises its redemption right under the Indenture, the holder will be entitled to immediately exercise its conversion right under the Indenture. In connection with the early redemption and the amendment to the Debentures pursuant to the Supplemental Indenture, the holders of the Debentures will receive a partial make-whole payment equal to the Interest Amount, which would be satisfied by the Company on the same basis as prior interest payments under the Debentures by paying 70% in cash and 30% in common shares at a price equal to the 20-trading day VWAP of the Company’s common shares at the time of redemption.

We are not selling any common shares under this prospectus supplement and will not receive any proceeds from the sale of common shares by the Selling Shareholders.

Our registration of the common shares covered by this prospectus supplement and the Prior Prospectus does not mean that the Selling Shareholders will offer or sell any of such common shares. The Selling Shareholders may sell the common shares offered by this prospectus supplement and the Prior Prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus supplement and the Prior Prospectus under the caption “Plan of Distribution.” The common shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Our common shares and certain of our outstanding common share purchase warrants are listed on the NYSE American LLC (“NYSE American”) under the symbols “GROY” and “GROY.WS”, respectively. On November 24, 2025, the closing price of our common shares and common share purchase warrants as reported on the NYSE American was $3.825 and $1.77, respectively.

We are an “emerging growth company” and a “foreign private issuer” under applicable Securities and Exchange Commission (“SEC”) rules, and will be subject to reduced public company reporting requirements for this prospectus and future filings.

Investing in our securities involves a high degree of risk. See “Risk Factors” below, beginning on page 8 of the Prior Prospectus, and in our Annual Report on Form 20-F for the year ended December 31, 2024, which is incorporated by reference herein, to read about the risks you should consider before investing in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 26, 2025